CIBC TO REDEEM PREFERRED SHARES

September 1, 2005 — CIBC (TSX: CM, NYSE: BCM) today announced its intention to redeem all of its issued and outstanding Non-cumulative Class A Preferred Shares Series 20 for cash. The redemption will occur on October 31, 2005. The redemption price is US$25.50 per Series 20 share.

The regular quarterly dividend payment of US$0.321875 per Series 20 share for the period from July 1, 2005 to October 31, 2005 will be paid on October 28, 2005 to holders of record on September 28, 2005. A formal notice and instructions for the redemption of Series 20 shares will be forwarded to registered shareholders.

For more information please contact: Rachel Gauci, Director, Investor Relations, 416-980-8691 or Rob McLeod, Senior Director, Communications & Public Affairs, 416-980-3714.